Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

FIRST QUARTER ENDED MARCH 31, 2013

Buenos Aires, Argentina, May 9, 2013 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the first quarter ended March 31, 2013.

NET INCOME FOR THE QUARTER ENDED MARCH 31, 2013

•	Net income for the first quarter ended on March 31, 2013, amounted to Ps. 298.9 million or Ps. 0.241 per share, equivalent to Ps. 2.41 per ADS.

•

This result was mainly attributable to the income derived from our interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”) equal to Ps. 306.3 million, in Sudamericana Holding S.A. (Ps. 34.0 million) and from the deferred tax adjustment (Ps. 19.8 million) partially offset by administrative and financial expenses equal to Ps. 63.6 million.

•

During the first quarter ended on March 31, 2013, the Bank recorded a net income of Ps. 322.7 million, an increase from Ps. 270.2 million corresponding to the first quarter of the first quarter ended March 31, 2012.

•	As of March 31, 2013, the Bank’s market share of loans to the private sector was 8.88%. In terms of deposits from the private sector, the market share was 8.98%.

Press Release | 1[o] Q 2013	Grupo Financiero | Galicia S.A.

•	The table below shows the results per share information, based on Grupo Financiero Galicia’s financial statements.

	In pesos
	FY 2013	FY 2012
Earnings per Share	1st Q. 03/31/13	4th Q. 12/31/12	1st Q. 03/31/12
Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407
Book Value per Share	4.164	3.923	3.088
Book Value per ADS (1 ADS = 10 ordinary shares)	41.640	39.230	30.880
Earnings per Share	0.241	0.297	0.227
Earnings per ADS (1 ADS = 10 ordinary shares)	2.410	2.970	2.270

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 2.20% on average assets and of 23.79% on average shareholders’ equity.

	Percentages
	FY 2013	FY 2012
Profitability	1st Q. 03/31/13	4th Q. 12/31/12	1st Q. 03/31/12
Return on Average Assets*	2.20	2.76	2.65
Return on Average Shareholders’ Equity*	23.79	31.57	30.72

*	Annualized.

NET INCOME BY BUSINESS

	In millions of pesos
	FY 2013	FY 2012
Net Income by Business	1st Q. 03/31/13	4th Q. 12/31/12	1st Q. 03/31/12
Income from stake in Banco Galicia (94.9%)	306.3	343.0	256.6
Income from stake in Sudamericana Holding (87.5%)	34.0	28.0	20.7
Income from stake in Compañía Financiera Argentina (3%)	1.0	1.7	1.3
Income from stake in other companies	1.4	0.6	(0.2)
Deferred tax adjustment in Banco Galicia´s subsidiaries	19.8	11.8	16.4
Other Income GFG	(63.6)	(16.9)	(13.0)
Income tax	—	—	—

Net Income for the period	298.9	368.2	281.8

2 Grupo Financiero | Galicia S.A.	Press Release | 1[o] Q 2013

•	“Income from stake in other companies” includes the results from our interests in Net Investment S.A. and Galicia Warrants S.A.

•

“Deferred tax Adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because the Argentine Central Bank’s regulations do not contemplate the application of such deferred tax method.

•

“Other income GFG” for the first quarter 2013 includes administrative expenses equal to Ps. -9.5 million, financial results equal to Ps. -43.8 million and other income and expenses equal to Ps. -10.3 million. The increase in financial costs are primarily attributable to the results derived from the sale of government securities in U.S. dollars, while with respect to other expenses an allowance valuation for sales of government securities was recorded for sales made after the end of the first quarter 2013.

RECENT DEVELOPMENTS

•

On May 8, 2013 Grupo Financiero Galicia issued Class IV Notes for a face value of $220,000,000 under its Global Program for the issuance of short-, mid- and/or long-term Notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies. Such Notes mature in 18 months and accrue at a variable rate equal to BADLAR plus 3.49%.

CONFERENCE CALL

On Monday, May 13, 2013 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), GFG will host a conference call to review the above results. The dial-in number is: (719) 325-2448; Passcode: 8681993

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Press Release | 1[o] Q 2013	Grupo Financiero | Galicia S.A. 3

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA*

	In millions of pesos
	03/31/13	12/31/12	09/30/12	06/30/12	03/31/12
Cash and due from banks	9,113.9	8,345.0	7,296.7	6,636.5	6,272.1
Government and Corporate Securities	2,525.5	3,627.1	5,047.9	5,210.7	6,114.4
Net Loans	44,053.5	42,593.0	36,505.9	34,184.0	32,099.7
Other Receivables Resulting from Financial Brokerage	4,811.5	4,418.6	5,821.4	5,137.3	5,392.3
Equity Investments in other Companies	79.9	76.1	80.4	65.3	52.2
Bank Premises and Equipment, Miscellaneous and Intangible Assets	2,575.4	2,461.2	2,254.3	2,113.2	2,020.7
Other Assets	2,251.1	1,937.3	2,017.5	1,819.2	1,753.7

TOTAL ASSETS	65,410.8	63,458.3	59,024.1	55,166.2	53,705.1

Deposits	40,836.4	39,945.2	35,155.7	33,236.8	32,325.6
Other Liabilities Resulting from Financial Brokerage	14,748.8	14,281.7	15,141.5	13,945.4	13,663.0
Subordinated Negotiable Obligations	1,235.8	1,188.0	1,099.9	1,053.1	1,000.0
Other Liabilities	2,670.2	2,471.4	2,465.4	2,163.6	2,308.7
Minority Interest	750.5	701.9	659.7	612.6	574.5

TOTAL LIABILITIES	60,241.7	58,588.2	54,522.2	51,011.5	49,871.8

SHAREHOLDERS’ EQUITY	5,169.1	4,870.1	4,501.9	4,154.7	3,833.3

INFLATION AND EXCHANGE RATE
Retail Price Index (%)**	2.37	2.85	2.59	2.38	2.61
Wholesale Price Index (%)**	3.05	2.99	3.08	3.18	3.16
C.E.R. (%)**	3.27	2.68	2.41	2.59	2.48
Exchange Rate ($/U$S)***	5.1223	4.9173	4.6942	4.5253	4.3785

*	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
**	Variation within the quarter.
***	Last working day of the quarter. Source B.C.R.A. - Comunique “A” 3500 - Reference Exchange Rate

4 Grupo Financiero | Galicia S.A.	Press Release | 1[o] Q 2013

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA*

	In millions of pesos
Quarter ended:	03/31/13	12/31/12	09/30/12	30/06/12	03/31/12
FINANCIAL INCOME	2,744.9	2,544.2	2,306.6	2,226.1	2,050.6

Interest on Cash and Due From Bank	—	—	—	0.1	—
Interest on Loans to the Financial Sector	19.1	18.5	14.8	11.9	14.1
Interest on Overdrafts	194.9	188.0	192.7	163.0	155.0
Interest on Notes	514.6	471.0	368.7	267.1	286.5
Interest on Mortgage Loans	40.5	35.7	30.0	29.5	30.4
Interest on Pledge Loans	12.8	10.7	8.6	8.1	8.3
Interest on Credit Card Loans	954.8	830.6	723.8	722.2	656.2
Interest on Financial Leases	41.3	37.4	30.8	29.1	31.6
Interest on Other Loans	733.3	699.3	646.8	620.0	577.5
Net Income from Government and Corporate Securities	192.1	212.5	259.5	273.1	216.6
On Other Receivables Resulting from Financial Brokerage	13.0	13.9	9.9	10.8	10.8
Net Income from Guaranteed Loans-Decree 1387/01	1.1	1.1	1.0	1.0	0.9
Adjustment by application of adjusting index	0.2	0.2	0.3	0.2	0.2
Other	27.2	25.3	19.7	90.0	62.5

FINANCIAL EXPENSES	1,255.9	1,179.2	988.1	891.8	880.4

Interest on Saving Account Deposits	1.1	1.0	1.0	1.3	1.5
Interest on Time Deposits	759.5	663.2	524.5	468.2	529.5
Interest on Interbank Loans Received ( Call Money Loans)	2.5	3.1	1.3	2.4	2.8
Interest on Loans from Financial Sector	17.7	12.1	13.3	13.0	15.6
For Other Liabilities resulting from Financial Brokerage	182.4	188.9	159.1	137.2	122.3
Interest on Subordinated Negotiable Obligations	35.1	32.8	31.5	29.6	28.9
Other interest	6.0	7.9	19.0	14.0	13.7
Net Income from Options	1.6	4.9	-6.0	—	–0.4
Adjustment by application of adjusting index	—	—	0.1	—	—
Contributions to the Deposit Insurance Fund	17.2	15.5	14.6	14.1	13.1
Quotations Differences on Gold and Foreign Currency	14.2	50.1	67.7	60.8	10.6
Other	218.6	199.7	162.0	151.2	142.4

GROSS BROKERAGE MARGIN	1,489.0	1,365.0	1,318.5	1,334.3	1,170.6

PROVISIONS FOR LOAN LOSSES	441.0	401.7	341.3	348.7	255.6

INCOME FROM SERVICES, NET	915.3	898.4	831.0	742.2	728.4

INCOME FROM INSURANCE ACTIVITIES	207.0	190.1	172.2	156.6	133.0

ADMINISTRATIVE EXPENSES	1,693.9	1,591.9	1,485.3	1,405.4	1,291.0

Personnel Expenses	965.8	871.6	814.1	791.2	733.6
Directors’ and Syndics’ Fees	13.3	14.7	12.1	11.6	11.5
Other Fees	81.5	78.6	63	55	48.7
Advertising and Publicity	81.3	102.3	101.9	83.6	71.5
Taxes	131.6	120.9	111.2	109	94.6
Depreciation of Premises and Equipment	35.3	34.4	29	27.3	26.5
Amortization of Organization and Development Expenses	57.7	56.6	51.2	46.7	44.2
Other Operating Expenses	208.3	191.5	188.5	171.8	162.4
Other	119.1	121.3	114.3	109.2	98

MINORITY INTEREST	–49.3	–42.2	–47.2	–48.7	–48.3

INCOME FROM EQUITY INVESTMENTS	18.9	37.4	32.3	27.1	20.6

NET OTHER INCOME	66.1	108.2	79.3	61.1	26.5

INCOME TAX	213.2	195.1	212.3	179.4	202.5

NET INCOME	298.9	368.2	347.2	339.1	281.3

*	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

Press Release | 1[o] Q 2013	Grupo Financiero | Galicia S.A. 5